United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale informs on the Vice-presidency of Iron Ore Solutions

Rio de Janeiro, October 8, 2024 – Vale S.A (“Vale” or the “Company”) informs that, on this date, Mr. Marcello Magistrini Spinelli leaves the position of Executive Vice President of Iron Ore Solutions. Marcello joined the Company in 2002, working as an executive in the logistics area, being appointed CEO of VLI Logística in 2011. In May 2019, he took over as Executive Vice President of Ferrous and had an important contribution in the resumption of iron ore operations in a challenging time for the company. He also played a relevant role in positioning Vale as partner of choice for customers in their decarbonization pathways. Vale thanks Marcello for his dedication and results achieved during his time in office.

Mr. Rogério Nogueira, the Company’s current Director of Product and Business Development, was appointed interim Executive Vice-President of Iron Ore Solutions, starting on October 9th and ending until December 31st, 2024.

Murilo Muller

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 8, 2024		Director of Investor Relations